SEC 1745	Potential persons who are to respond to the collection of information contained in this form are not required to
(02-02)	respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	3235-0145

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

SPORT-HALEY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

96946510-3
(CUSIP Number)

March 11, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96946510-3

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEMS ADVISORS LLC 33-1073943
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 171,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 171,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person The Reporting Person owns 171,300 shares of common stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	7.5%
12.	Type of Reporting Person (See Instructions)	HC; OO (Limited Liability Company)

CUSIP No. 96946510-3

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lloyd Sems
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 171,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 171,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person The Reporting Person owns 171,300 shares of common stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	7.5%
12.	Type of Reporting Person (See Instructions)	IN; HC

Item 1.
	(a)	Name of Issuer

SPORT-HALEY, INC.

	(b)	Address of Issuer's Principal Executive Offices

4600 East 48th Avenue
Denver, CO 80216

Item 2.
	(a)	Name of Person Filing
This statement is being filed by (i) SEMS ADVISORS LLC; and (ii) Lloyd Sems
	(b)	Address of Principal Business Office or, if none, Residence
(i) and (ii)
7 Dey Street, Suite 1101
New York, NY 10007
	(c)	Citizenship
(i) Delaware
(ii) U.S.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number
96946510-3

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SEMS ADVISORS LLC

	(a)	Amount beneficially owned: 171,300
	(b)	Percent of class: 7.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 171,300
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 171,300

LLOYD SEMS
	(a)	Amount beneficially owned:
	(b)	Percent of class: 7.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 171,300
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 171,300

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 24th day of March, 2009

SEMS ADVISORS LLC

By:	/s/ Lloyd Sems
Lloyd Sems, Managing Member

By:	/s/ Lloyd Sems
Lloyd Sems

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B	Joint Filing Agreement dated March 24, 2009 between SEMS ADVISORS LLC and Lloyd Sems.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

(1)	Sems Diversified Value, LP a private investment partnership formed under the laws of State of Delaware. Sems Advisors, LLC is the General Partner of Sems Diversified Value, LP. Mr. Lloyd Sems is the Managing Member of Sems Advisors, LLC.

Exhibit B

JOINT FILING AGREEMENT

     This Agreement is filed as an exhibit to Schedule 13G being filed by Sems Advisors LLC and Lloyd Sems in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated this 24th day of March, 2009

SEMS ADVISORS LLC

By:	/s/ Lloyd Sems
Lloyd Sems, Managing Member

By:	/s/ Lloyd Sems
Lloyd Sems